April 10, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 6010

Washington, D.C. 20549-3628

Attn:	Mr. Jeffrey P. Riedler

	Re:	Cidara Therapeutics, Inc.
Registration Statement on Form S-1
File No. 333-202740
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as the representatives of the prospective underwriters of the above issue, hereby join in the request of Cidara Therapeutics, Inc. that the effectiveness of the Registration Statement on Form S-1 (Registration No. 333-202740) be accelerated so that the Registration Statement will become effective at 4:00 P.M. Eastern Time on April 14, 2015, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act of 1933, as amended, and in connection with the foregoing, please note that the underwriters will have effected as of April 10, 2015 approximately the following distribution of the preliminary prospectus:

812 to institutions;

200 to prospective underwriters; and

0 to others.

The undersigned, as the representatives of the prospective underwriters of the above issue, hereby represent on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

[Remainder of Page Intentionally Left Blank; Signature Page Follows]

Very truly yours,

JEFFERIES LLC LEERINK PARTNERS LLC

By:	JEFFERIES LLC

By:	/s/ Ashley Delp
Name:	Ashley Delp
Title:	Managing Director

By:	LEERINK PARTNERS LLC

By:	/s/ Jon Civitarese
Name:	Jon Civitarese
Title:	Managing Director